REALWORK

A flexible hiring platform for the trades



realwork.com   Kirkland, WA

Technology   Marketplace   Female Founder   Infrastructure & Construction

Highlights

1. The construction & service industries need people and are under-served - annual market size $2B.

2. We are a flexible hiring platform for the trades, focused on needed licenses, certs, & skills.

3. Our team has decades of experience in the trades. We're solving problems we know firsthand.

4. As our climate changes, it's critical to have people to create, install, and maintain new systems.

5. Attracting a new generation requires new perspective, flexibility and a path to entrepreneurship.

6. Positive user study feedback, one participant said, "This is great! Solves problems on both sides".

7. The trades offer a great alternative to college and represent positions in high demand.

8. Tapping into 5% of the local market generates revenue of $5.7M annually, 5% nationally is $134M.

Our Founder



Tracy Teutsch CEO / Founder

I have 20 years of sales, operations and management experience in the construction and service industries. With a history as an entrepreneur, I believe in solutions. I've brought together an experienced team who's working behind the scenes ready to join.

Real Work - Next Generation Skilled Worker Platform





REAL WORK

A powerful networking
platform for the trades.

REALWORK.COM

Mission:
Build a powerful network for skilled tradespeople to find work,
build their brand, and make connections.
Built to meet their needs and the needs of employers.

It's all about the people. *Tracy Teutsch*

LEADERSHIP TEAM



Tracy Teutsch
CEO / Founder



Tracy has been in the construction industry for over 20 years and believes in the value of the trades. Her roles have included general manager, sales manager, project manager, and systems sales.

Her operational experience give her a foundation to grow the Real Work business and team.

Tracy has a history in entrepreneurship with previous startup experience, so she understands the commitment and perseverance needed to build a business. She's committed to delivering a platform that meets and exceeds the industry's needs.

Tracy truly believes, "it's all about the People".



Carolynn Ferris
Sales Advisor

Carolynn has decades of industry experience in operations and sales – roles that led to her becoming the Global Director of Sales for Tyco. Her experience gives her the tools and expertise to help guide Real Work as we build and grow a successful national sales team.



Mike Brooks
Worker Advisor / Advocate

With over 30 years in the industry Mike is a strong worker advocate and educator, providing voice for the worker and a path for outreach to the Real Work Team. He's an instructor for IEC/JATC, and hosts a podcast called The Half Watt, focused on educating and entertaining tradespeople.



Scott Dulaney
Operations Advisor

With Scott's industry and operations experience he brings strength to the Real Work team. Scott grew a business from a 'one truck' operation into a multi million-dollar business. He knows the industry from the field to the board room.



Donna Seko
Board Secretary

Donna brings Board experience, organization, and strong team building skills to Real Work. With over a decade of industry experience, Donna managed teams through multiple high growth periods. She is thorough, well-organized, and a master at developing strong teams focused on quality.

HEADLINES

We have a skilled labor shortage.

"The decline of the trades"
Axios, March 2023

"The Great Electrician Shortage - going green will depend on blue collar workers. Can we train enough of them before time runs out"
The New Yorker, April 2023

"On National Skilled Trades Day, America's Labor Shortage Looms"
GVWire, May 2023

"Why is it SO hard to get a plumber to even call you back?"
The Wall Street Journal, July 2023

PROBLEM OVERVIEW

It impacts our ability to get work done.

750,000
Construction Employers in the US

11 Million
Construction & Service Trade Workers

$1.8 Trillion
Annual Construction Revenue

$1.25 Trillion
Upcoming Infrastructure Projects

89%
of Contractors Report Difficulty Finding Trade Workers

61%
of Contractors Report Project Delays Due to Worker Shortages

The need is estimated to rise another 10-14% by 2029.

Based on data from the U.S. Census Bureau, Bureau of Labor Statistics, and the Associated General Contractors of America.

THE PROBLEM

Our workforce is aging out...

By 2030 - 79 million skilled tradespeople will retire, while only 41 million new workers will enter the workforce.

Our critical infrastructure needs rebuilding...

The World Economic Forum now ranks the United States 13th when it comes to the overall quality of infrastructure. Congress has committed 1.25 trillion to infrastructure projects over the next decade calling 2023 – 2033 the "infrastructure decade" according to the Brookings Institute.



THE PROBLEM

Shop & CTE programs are disappearing...

Only 6% of high school students consider a career in the trades.

It's more difficult to find applicants...

Between 2020 and 2022 the application rate for young people seeking technical jobs — like plumbing, building, and electrical work — dropped by 49%.



SPECIFIC INDUSTRY NEEDS



Connecting with Workers

2-6 hiring platforms. Average number of generic platforms contractors use in a month.

$1,800/job. Posting one job across platforms can cost up to $1,800 per job per month.

$20,000-$30,000 per person. The price industry specific recruiters charge.



Licenses & Certifications

3-5 years. Number of years to earn a specialty trade license.

On-going management requires tracking hours, expiration dates, ongoing education (Continuing Education Units (CEU)), and testing. Specialty trades can require as many as 8 different licenses and certifications.

A lapse in a license can result in fines for the worker and their employer.



Fluctuating Business Needs

Construction needs vary throughout the year, making it challenging to manage staffing levels.

Flexibility?



Lack of Worker Flexibility

Everyone's talking about working from home. Do skilled trades have flexibility over their schedule? Job location?

The younger generation expects flexibility.

















OUR SOLUTION – Initial Launch

A Powerful Network to Connect Employers & Workers.

Contractors don't need more resumes to read, they're busy.
They need people with the licenses, certifications, and skills to get their jobs done right.

Employer Platform
- Simplified job postings focused on the licenses, certifications, and skills needed.
- Notifies matching workers directly, saving employers time and money.

Worker Platform
- Workers are notified of open jobs matching their profile.
- Tracks expiration dates on hard-earned licenses & certs to stay on top of renewals.

Subscription
- Employer Platform:
  Monthly rates $249-$599/month+

Real Work's system design was created over the course of 12 months with one of Seattle's leading UI/UX design studios – validated with several rounds of user research.

SOLUTION – User Study Comments

> *"I think it will be a great thing. It fills voids on both sides."*
>
> **PM, Residential Construction**

> *"I've been waiting for someone to do this."*
>
> **VP, Commercial Construction**

> *"This is great, I'm excited to see what comes."*
>
> **Recruiting Manager, Specialty Subcontractor**

WORKERS – User First Approach

Show Worker's What's Possible

Build Connections

PRO TIP OF THE WEEK
Joshua Smith
PROFILE STATS
YOUR PROFILE IS 73% COMPLETE
Complete Profile

- **People First Approach**
  Focusing on developing workers not only improves their opportunities and maximize their earning potential, but it also assures a strong worker network employers can rely on.
- **Employment Options**
  Full-time, part-time, or seasonal work. Local or remote opportunities.
- **Notifications Simplify Searches**
  Automatically receive notifications when jobs are posted matching your credentials.
- **Robust Profiles**
  Profiles built with the industry in mind, allowing workers to show pictures of their craftsmanship, highlight their hard-earned licenses, and build their individual brand.
- **Manage Renewals**
  Stay on top of hard-earned license and certifications using our expiration reminders, training tips, and renewal links.

EMPLOYERS – What sets us apart

A Network Built Specifically for the Trades

Bringing Employers & Skilled Workers Together



- **Efficient Matchmaking**
  Focused on the licenses, certifications, and skills you need.
- **Supports Business Growth**
  Expand your business footprint by leveraging workers and subcontractors in other markets to strategically position your business to reach new markets.
- **Automated Notifications**
  Notifications let you know about workers meeting your requirements and send notification directly, saving you time and money.
- **Individual Employer Profiles**
  Manage your brand.
- **Outreach**
  We're building partnerships with trade associations and schools to bring in new workers so you don't have to – you can focus on your work.

Real Work's system design was created over 12 months with one of Seattle's leading UI/UX design studios -- validated by several rounds of user research.

OUR SOLUTION – Strategy for Building a Two-Sided Market



Initial Launch

- Develop initial invitation only beta-testing group through our local networks.
- Focus on social media presence, develop Real Work drumbeat.
- Incorporate initial feedback – pivot as needed.



Build Real Worker Base

- Recruit Real Work influencer to attract younger workers.
- Add revenue streams that add value – links to training platforms, testing sites.
- Establish relationships with trade and tech schools.
- Emphasis on training, earning, and competing for badges focused on value and engagement.



Build Employer Base

- Initial focus on non-union contractors, in the low voltage and residential space.
- Leverage teams' networks in the Western US.
- Attend industry trade shows to introduce the Real Work platform.
- Develop value proposition for Unions.
- Execute strategic and consistent LinkedIn presence.

PRICING MODEL

Monthly recuring revenue model, initially supported by employer subscriptions.

Real Work replaces existing vanilla platforms, focusing on the needs of the trades.



	REALWORK.COM	LinkedIn	Indeed	Glassdoor	Industry Recruiter	Career Builder
Price	$249-$599 /mo	$825/mo	$300/mo	$249/mo	$25k+/hire	$450/mo
License & Certification Tracking	✔	✕	✕	✕	✕	✕
Training/CEU Reminders	✔	✕	✕	✕	✕	✕
Calendar & Job Information *	✔	✕	✕	✕	✕	✕

* Future feature adds.

FINANCIAL PROJECTIONS

Projected Quarterly Run Rates

$1,200,000

$1,050,000

$1,000,000

Key Analysis





This slide illustrates the estimated size of the market.































"Real Work will give flexibility and freedom, while empowering the individual to be an individual. It can also facilitate our youth to take other entrepreneurial risks that would have been unthinkable decades ago."
– Johnathan Carr, EL-01 Electrician

Create entrepreneurial opportunities for a new generation.

Track time and CEU's (continuing education units) in worker accounts.

Robust worker profiles, with galleries to display work and badges signifying achievements.

Automated time tracking and report generation

When premium worker features are in place, we will offer free and paid account tiers on the worker app.

OUR TEAM – Technical

REALWORK.COM

Product development in partnership with award winning UI/UX design firm Flower Press Creative Studio, LLC.

Exploring additional partnerships to expedite product features while assuring a safe and secure experience for our customers.

flowerpress creative studio

REALWORK.COM

Khaiersta English
Product Design Lead

Khaiersta brings 25+ years of award-winning product design experience to Real Work. Her background includes user research, user experience design, and product design for large brands and startups. Past clients include Nike, Survey Monkey, Time Inc., Disney, Jobs Nirvanan, and Student Doctor Network.

Matt Rabe
Engineering Lead

Matt brings 20 years of software engineering experience to Real Work. His background is in engineering well-architected systems that perform well for end-users and scale over time. Past clients include InsideTrack, Insurance Lounge, Car Wash Enterprises Inc., Time Inc., World Perspectives, and Geek Girl Careers.

Scott Sherman
Technical Advisor

Scott brings 35+ years of software design, engineering, and architecture development with recent roles at Tableau, Microsoft, Vision, and Catarra. Scott brings an understanding of technology and how it can serve people. In his role as Technical Advisor, Scott will advise us on technical growth and development strategies.

Cari Brumfield
Product Advisor

Cari brings years of product management and business analyst experience to Real Work. Her previous roles at Art+Logic, SS&C Technologies, and Sustain Technologies give her a solid foundation to interface with our technical team to lead Real Work through new growth phases.

THE ASK

How you can participate.
Your investment will cover on-going app and platform development to ensure the Real Work platform launches efficiently and effectively.
REALWORK.COM
Join us.